Bio-Solutions Corp.
14517, Joseph Marc Vermette
Mirabel (Québec), Canada J7J 1X2
Tel: (888) 686-2611

May 4, 2009

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn: John P. Lucas

Re:          Bio-Solutions Corp.
Registration Statement on Form S-1
Filed March 20, 2009
File No. 333-158129

Dear Mr. Lucas:

Bio-Solutions Corp. (“Company”) respectfully requests that the Securities and Exchange Commission (“Commission”) grant effectiveness as of 4:00 P.M., Eastern Time, May 6, 2009, or as soon as practicable thereafter, to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 20, 2009.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing  effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectives as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Bio-Solutions Corp.

By:       /s/ Gilles Chaumillon
Gilles Chaumillon
Its:        President